UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sensient Technologies Corp

(Name of Issuer)

Sensient Technologies

(Title of Class of Securities)

81725T100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81725T100

1.	Names of Reporting Persons. Nordea Investment Management AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,256,614
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,256,614
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,614
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81725T100

1.	Names of Reporting Persons. Virginia Retirement System Global Climate and Env.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,293
	6.	Shared Voting Power
	7.	Sole Dispositive Power 8,293
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,293
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81725T100

1.	Names of Reporting Persons. Kapitalforeningen LD - Miljø & klima
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 47,672
	6.	Shared Voting Power
	7.	Sole Dispositive Power 47,672
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,672
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81725T100

1.	Names of Reporting Persons. Nordea Invest Klima og Miljoe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 99,443
	6.	Shared Voting Power
	7.	Sole Dispositive Power 99,443
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,443
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81725T100

1.	Names of Reporting Persons. Nordea 1 - Global Climate and Envir. Fd - Asset
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,940,302
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,940,302
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,302
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.6%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81725T100

1.	Names of Reporting Persons. Kapitalforeningen MP Invest - Basis 3
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,118
	6.	Shared Voting Power
	7.	Sole Dispositive Power 16,118
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,118
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81725T100

1.	Names of Reporting Persons. Linak Holding A/S
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,388
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,388
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,388
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81725T100

1.	Names of Reporting Persons. K?benhavns Kommune
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,114
	6.	Shared Voting Power
	7.	Sole Dispositive Power 5,114
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81725T100

1.	Names of Reporting Persons. Brunel Pensions Partnership Limited ACS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SE
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 138,284
	6.	Shared Voting Power
	7.	Sole Dispositive Power 138,284
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,284
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) FI

Item 1.

(a)	Name of Issuer

Sensient Technologies Corp

(b)	Address of Issuer's Principal Executive Offices

Issuer Address not specified, Issuer City not specified, Issuer Province not specified, , Issuer Country not specified

Item 2.

(a)	Name of Person Filing

Nordea Investment Management AB

Virginia Retirement System Global Climate and Env.
Kapitalforeningen LD - Miljø & klima
Nordea Invest Klima og Miljoe
Nordea 1 - Global Climate and Envir. Fd - Asset
Kapitalforeningen MP Invest - Basis 3
Linak Holding A/S
K?benhavns Kommune
Brunel Pensions Partnership Limited ACS

(b)	Address of Principal Business Office or, if none, Residence

M 540, Stockholm, SE-10571, Sweden

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

E-EQUITY

(e)	CUSIP Number

81725T100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)		A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)		A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)		An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)		An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	X	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)		A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a)	Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5. Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9. Notice of Dissolution of Group

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 10. Certifications

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: 2022-01-25

Nordea Investment Management AB

By:	Nordea Investment Management AB,
its General Partner

By:
Name:	Rasmus Kroner
Title:	Authorized Signatory

Virginia Retirement System Global Climate and Env.

By:	Virginia Retirement System Global Climate and Env.,
its General Partner

By:
Name:	Rasmus Kroner
Title:	Authorized Signatory

Kapitalforeningen LD - Miljø & klima

By:	Kapitalforeningen LD - Miljø & klima,
its General Partner

By:
Name:	Rasmus Kroner
Title:	Authorized Signatory

Nordea Invest Klima og Miljoe

By:	Nordea Invest Klima og Miljoe,
its General Partner

By:
Name:	Rasmus Kroner
Title:	Authorized Signatory

Nordea 1 - Global Climate and Envir. Fd - Asset

By:	Nordea 1 - Global Climate and Envir. Fd - Asset,
its General Partner

By:
Name:	Rasmus Kroner
Title:	Authorized Signatory

Kapitalforeningen MP Invest - Basis 3

By:	Kapitalforeningen MP Invest - Basis 3,
its General Partner

By:
Name:	Rasmus Kroner
Title:	Authorized Signatory

Linak Holding A/S

By:	Linak Holding A/S,
its General Partner

By:
Name:	Rasmus Kroner
Title:	Authorized Signatory

K?benhavns Kommune

By:	K?benhavns Kommune,
its General Partner

By:
Name:	Rasmus Kroner
Title:	Authorized Signatory

Brunel Pensions Partnership Limited ACS

By:	Brunel Pensions Partnership Limited ACS,
its General Partner

By:
Name:	Rasmus Kroner
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement